Exhibit 99.1

Execution Version

25,000,000 Shares

THE STARS GROUP INC.

COMMON SHARES

UNDERWRITING AGREEMENT

June 21, 2018

June 21, 2018

Morgan Stanley & Co. LLC

J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

c/o       Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

Ladies and Gentlemen:

The Stars Group Inc., a corporation governed under the Business Corporations Act (Ontario) (the “Company”), proposes to issue and sell to the several Underwriters named in Schedule II hereto (the “Underwriters”), and certain shareholders of the Company (the “Selling Shareholders” or “Sellers”) named in Schedule I hereto severally propose to sell to the several Underwriters, an aggregate of 25,000,000 common shares of the Company (the “Firm Shares”), of which 17,000,000 shares are to be issued and sold by the Company and 8,000,000 shares are to be sold by the Selling Shareholders, each Selling Shareholder selling the amount set forth opposite such Selling Shareholder’s name in Schedule I hereto.

The Company and the Selling Shareholders also severally propose to sell to the several Underwriters not more than an additional 3,750,000 common shares of the Company (the “Additional Shares”) consisting of an aggregate of 1,875,000 shares which are to be sold by the Company and an aggregate of 1,875,000 shares to be sold by the Selling Shareholders, with each Selling Shareholder selling the amount set forth opposite such Selling Shareholder’s name in Schedule I hereto, if and to the extent that you, as Managers of the offering (collectively, the “Managers”), shall have determined to exercise, on behalf of the Underwriters, the right to purchase such common shares of the Company granted to the Underwriters in Section 3 hereof.  The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares.” The common shares of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Common Shares”.

Pursuant to a Sale and Purchase Deed, dated as of April 21, 2018 (the “Acquisition Agreement”), among the Company, Stars Group Holdings (UK) Limited, a private limited company incorporated in England (the “Purchaser”), Stars Group Holdings B.V., Stars Group Holdings Coӧperative U.A., Cyan Blue Manco Limited, Cyan Blue Jerseyco Limited, Sky UK Limited and the individual sellers party thereto, the Purchaser will acquire (the “Acquisition”) all of the issued and outstanding equity interests of Cyan Blue Topco Limited, a private limited company incorporated in Jersey (the “Target”).

The Company meets the requirements under the Securities Act (Ontario) and the securities legislation applicable in each of the other provinces and territories of Canada

(collectively with Ontario, the “Canadian Qualifying Jurisdictions”), and the rules, regulations and national, multi-jurisdictional or local instruments, policy statements, notices, blanket rulings and orders of the Canadian Securities Commissions (as defined below), and all discretionary rulings and orders applicable to the Company, if any, of the Canadian Securities Commissions, including the rules and procedures established pursuant to National Instrument 44-101 — Short Form Prospectus Distributions and National Instrument 44-102 — Shelf Distributions (together, the “Canadian Shelf Procedures”), for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to a final short form base shelf prospectus (collectively, the “Canadian Securities Laws”).  The Company has filed a final short form base shelf prospectus, dated January 16, 2018, in respect of up to an aggregate of US$3,000,000,000 of Common Shares, preferred shares, debentures, debt securities, subscription receipts, warrants and units of the Company (collectively, the “Shelf Securities”) with the Ontario Securities Commission (the “Reviewing Authority”) and the other Canadian securities regulators in the Canadian Qualifying Jurisdictions (together with the Reviewing Authority, the “Canadian Securities Commissions”); the Reviewing Authority has issued a receipt under Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions (the “Receipt”) in respect of such final short form base shelf prospectus (such final short form base shelf prospectus, together with all documents incorporated by reference therein, is hereinafter referred to as the “Canadian Base Prospectus”).  The Company has obtained an exemptive relief order dated June 15, 2018 from the Autorité des marchés financiers (the “Quebec Exemptive Relief Order”). The Canadian preliminary prospectus supplement relating to the offering of the Shares, which excludes certain pricing information and other final terms of the Shares and which has been filed with the Canadian Securities Commissions on June 18, 2018, together with the Canadian Base Prospectus, including all documents incorporated by reference therein (including the Marketing Materials), is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the offering of the Shares, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated by reference therein (including the Marketing Materials), is hereinafter referred to as the “Canadian Final Prospectus”.

The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”).  The Company has filed a registration statement on Form F-10 (File No. 333-221875) in respect of the Shelf Securities with the Commission and has filed an appointment of agent for service of process upon the Company on Form F-X, as amended  (the “Form F-X”), with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the offering of the Shares filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on June 18, 2018 (which consists of the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated by reference therein, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement relating to the offering of the Shares to be filed with the Commission pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated by reference therein, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, the “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the free writing prospectuses, if any, and the term sheet, each identified in Schedule III hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.

As used herein, the terms “Registration Statement,” “U.S. Base Prospectus,” “Canadian Base Prospectus,” “U.S. Preliminary Prospectus,” “Canadian Preliminary Prospectus,” “Time of Sale Prospectus,” “Canadian Final Prospectus,” “U.S. Final Prospectus” and “Prospectus” shall include the documents, if any, incorporated by reference therein.  The terms “supplement,” “amendment” and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the Preliminary Prospectuses, the Prospectuses, the Time of Sale Prospectus or any free writing prospectuses shall include all documents subsequently filed by the Company with or to the Canadian Securities Commissions and the Commission pursuant to Canadian Securities Laws or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein.

For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include the French and English versions thereof, as applicable, filed with the Canadian Securities Commissions.

As used in this Agreement, “misrepresentation” “material fact” and “material change” shall have the meanings given to such terms under Canadian Securities Laws and the securities laws of the United States, as applicable.   All references in this Agreement to financial statements and other information which is “contained,” “included” or “stated” in the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be.  As used in this Agreement, the term “Marketing Materials” means, collectively: (a) the template version (as defined in National Instrument 41-101 - General Prospectus Requirements (“NI 41-101”)) of the management presentation dated June 18, 2018 approved by the Company and the Managers (the “Management Presentation”), (b) the template version of the marketing materials dated the date hereof (“Pricing Term Sheet”) and (c) the template version of any other marketing materials (as defined in NI 41-101) other than the Management Presentation and the Pricing Term Sheet used in respect of the offering of Shares pursuant to this Agreement approved as contemplated in Section 7(j) of this Agreement.

1.                                      Representations and Warranties of the Company.  The Company represents and warrants (it being understood that all references to the Company and its subsidiaries shall include the Target and its subsidiaries; provided that all representations and warranties of the Company with respect to the Target and its subsidiaries are made to the Company’s best knowledge, after due inquiry)) to and agrees with each of the Underwriters that:

(a)                     The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission; the Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Shares has been issued by any Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by any Canadian Securities Commission; and no request has been made to the Company on the part of any Canadian Securities Commission for additional information to be included in the Base Prospectuses, the Preliminary Prospectuses or the Prospectuses.

(b)                     (i) The Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Canadian Preliminary Prospectus and the Canadian Final

Prospectus, as of the respective filing dates thereof and any amendment or supplement thereto and at the Closing Date (as defined below), did not and will not contain any untrue statement of a material fact or omitted or will omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) the Registration Statement and U.S. Final Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv) the Canadian Preliminary Prospectus and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, did and will comply, in all material respects with the applicable requirements of Canadian Securities Laws, other than as contemplated by the Quebec Exemptive Relief Order, (v) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 4), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vii) as of its date and as of the Closing Date, the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Preliminary Prospectus and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, did and will constitute, full, true and plain disclosure of all material facts relating to the Shares, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus, the Preliminary Prospectuses or the Prospectuses based upon (i) information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein or (ii) the Selling Shareholder Information (as defined below). The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(c)                      The Company (A) has been subject to the continuous disclosure requirements of the Canadian Securities Commissions and the rules and regulations of the Toronto Stock Exchange (the “TSX”) for at least 12 months immediately preceding the filing of the Registration Statement and the Canadian Base Prospectus with the Commission and the Canadian Securities Commissions, as applicable, and (B) is a reporting issuer in good standing in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws.  The Company is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and the rules and regulations of the TSX and has filed all documents required to be filed by it with the Canadian Securities Commissions under applicable Canadian Securities Laws, and no document has been filed on a confidential basis with the Canadian Securities Commissions that remains confidential at the date hereof. Since January 1, 2018, none of the documents filed by the Company in accordance with applicable Canadian Securities Laws contained, as at the date of filing thereof, a misrepresentation.

(d)                     The Company (A) is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and (B) is entitled to and meets the requirements to use Form F-10 to register the offering of the Shares under the Exchange Act. The Company is eligible to use the Canadian Shelf Procedures for the distribution of the Shares. The Company has complied with all Canadian Securities Laws required to be complied with by the Company to qualify the distribution of the Shares through registrants registered in the applicable categories under Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions, except for the filing of the Canadian Final Prospectus with the Canadian Securities Commissions and pursuant to the Quebec Exemptive Relief Order. There are no reports or information that in accordance with the requirements of the Canadian Securities Laws must be filed or made publicly available in connection with the offering of the Shares in Canada or the listing of the Shares on the TSX that have not been filed or made publicly available as required.

(e)                      The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act.  Any free writing prospectus or Marketing Materials that the Company is required to file pursuant to Rule 433(d) under the Securities Act or applicable Canadian Securities Laws has been, or will be, filed with the Commission and the Canadian Securities Commissions in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder and Canadian Securities Laws, as applicable.  Each free writing prospectus or Marketing Materials that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act and Canadian Securities Laws or that was prepared by or behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder and Canadian Securities Laws and does not conflict with the Registration Statement.  Except for the free writing prospectuses and Marketing Materials, if any, identified in Schedule III hereto, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus or Marketing Materials.

(f)                       Each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Preliminary Prospectus and the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Commissions, complied as to form or will comply as to form when so filed in all material respects with Canadian Securities Laws; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or U.S.

Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder.

(g)                      The Company has been duly continued, is validly existing as a corporation in good standing under the laws of the Province of Ontario, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the business, property, operations or financial condition of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”).

(h)                     Each subsidiary of the Company has been duly incorporated, is validly existing in good standing under the laws of the jurisdiction of its formation, has the corporate or other similar power and capacity to own its property and to conduct its business as described in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect; all of the issued shares of capital stock of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and, except as disclosed in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses, are owned directly or indirectly by the Company or its subsidiaries, free and clear of all liens, encumbrances, equities or claims.

(i)                         This Agreement has been duly authorized, executed and delivered by the Company.  All necessary action has been taken by the Company to authorize the execution and delivery of this Agreement and the transactions contemplated hereby, including, as applicable, execution and delivery of the Canadian Base Prospectus, the Canadian Preliminary Prospectus, any Marketing Materials and the Canadian Final Prospectus, as well as any amendments to any of the foregoing, and the filing or delivery thereof under Canadian Securities Laws in each Canadian Qualifying Jurisdiction.

(j)                        The authorized share capital of the Company conforms in all material respects to the description thereof contained in each of the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses.  As of the date hereof, the Company has issued and outstanding 155,063,339 Common Shares and 1,138,978 preferred shares.

(k)                     The Common Shares (including the Shares to be sold by the Selling Shareholders) outstanding prior to the issuance of the Shares to be sold by the Company have been duly authorized and are or will have been at the Closing Date validly issued and fully paid and non-assessable.

(l)                         The Shares to be sold by the Company have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued and fully paid and non-assessable, and the issuance of such Shares will not be subject to any preemptive or similar rights.

(m)                 The issued and outstanding Common Shares are listed and posted for trading on the TSX and the NASDAQ Stock Market (“NASDAQ”), and the Company is in compliance in all material respects with the rules and regulations of the TSX and NASDAQ, and the Shares have been conditionally approved for listing and posting for trading on the TSX, subject only to the satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances.

(n)                     Computershare Investor Services Inc. has been duly appointed as transfer agent and registrar for the Shares in Canada and Computershare Trust Company, N.A. has been duly appointed as co-transfer agent and co-registrar for the Shares in the United States.

(o)                     The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement will not contravene (i) any provision of applicable law, (ii) the articles of continuance or by-laws of the Company, in each case as amended, (iii) any agreement or other instrument binding upon the Company or any of its subsidiaries, or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any subsidiary, except for any contravention in the case of clauses (i), (iii) and (iv) as would not have a Material Adverse Effect or on the power or ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses. No consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, except such as have been obtained or may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Shares and the filing of the Canadian Final Prospectus with the Canadian Securities Commissions.

(p)                     There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in each of the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses.

(q)                     There are no legal or governmental proceedings pending or, to the knowledge of the Company, threatened to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject (i) other than proceedings accurately described in all material respects in each of the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses and proceedings that would not have a Material Adverse Effect, or that would not have a Material Adverse Effect on the power or ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses or (ii) that are required to be described in the Registration Statement, the Canadian Preliminary Prospectus or the Prospectuses and are not so described in all material respects in the Registration Statement, the Canadian Preliminary Prospectus or the Prospectuses; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement, the Canadian Preliminary Prospectus or the Prospectuses or to be filed as exhibits to the Registration Statement or filed with the Canadian Securities Commissions in connection with the filing of the Canadian Base Prospectus, the Canadian Preliminary Prospectus, the Time of Sale Prospectus or the Prospectuses that are not described or filed as required.

(r)                        The U.S. Preliminary Prospectus complied when so filed in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder.

(s)                       The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(t)                        Except as would not, individually or in the aggregate, have a Material Adverse Effect:  (i) each of the Company and its subsidiaries and their respective operations and facilities are in compliance with, and not subject to any known liabilities under, applicable Environmental Laws, which compliance includes, without limitation, having obtained and being in compliance with any permits, licenses or other governmental authorizations or approvals, and having made all filings and provided all financial assurances and notices, required for the ownership and operation of the business, properties and facilities of the Company or its subsidiaries under applicable Environmental Laws, and compliance with the terms and conditions thereof; (ii) neither the Company nor any of its subsidiaries has received any written communication, whether from a governmental authority, citizens group, employee or otherwise, that alleges that the Company or any of its subsidiaries is in violation of any Environmental Law; (iii) there is no claim, action or cause of action filed with a court or governmental authority, no investigation with respect to which the Company has received written notice, and no written notice by any person or entity alleging actual or potential liability on the part of the Company or any of its subsidiaries based on or pursuant to any Environmental Law pending or, to the best of the Company’s knowledge, threatened against the Company or any of its subsidiaries or any person or entity whose liability under or pursuant to any Environmental Law the Company or any of its subsidiaries has retained or assumed either contractually or by operation of law; (iv) neither the Company nor any of its subsidiaries is conducting or paying for, in whole or in part, any investigation, response or other corrective action pursuant to any Environmental Law at any site or facility, nor is any of them subject or a party to any order, judgment, decree, contract or agreement which imposes any obligation or liability under any Environmental Law; (v) no lien, charge, encumbrance or restriction has been recorded pursuant to any Environmental Law with respect to any assets, facility or property owned, operated or leased by the Company or any of its subsidiaries; and (vi) there are no past or present actions, activities, circumstances, conditions or occurrences, including, without limitation, the Release or threatened Release of any Material of Environmental Concern, that would reasonably be expected to result in a violation of or liability under any Environmental Law on the part of the Company or any of its subsidiaries, including without limitation, any such liability which the Company or any of its subsidiaries has retained or assumed either contractually or by operation of law.

For purposes of this Agreement, “Environment” means ambient air, indoor air, surface water, groundwater, drinking water, soil, surface and subsurface strata, and natural resources such as wetlands, flora and fauna. “Environmental Laws” means the common law and all federal, state, provincial, local and foreign laws or regulations, ordinances, codes, orders, decrees, judgments and injunctions issued, promulgated or entered thereunder, relating to pollution or protection of the Environment or human health (as it relates to exposure to Hazardous Substances), including without limitation, those relating to (i) the Release or threatened Release of Materials of Environmental Concern; and (ii) the manufacture, processing, distribution, use, generation, treatment, storage, transport, handling or recycling of Materials of Environmental Concern.  “Materials of Environmental Concern” means any substance, material, pollutant, contaminant, chemical, waste, compound, or constituent, in any form, including without limitation, petroleum and petroleum products, subject to regulation or which can give rise to liability under any Environmental Law.  “Release” means any release, spill, emission, discharge, deposit, disposal, leaking, pumping, pouring, dumping, emptying, injection or leaching into the Environment, or into, from or through any building, structure or facility.

(u)                     Other than the Registration Rights Agreement (as such term is defined in the articles of continuance of the Company dated August 1, 2017), there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act or a prospectus under Canadian Securities Laws with respect to any securities of the Company or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement or the Shares qualified by the Canadian Preliminary Prospectus or the Canadian Final Prospectus.

(v)                     Except as otherwise disclosed in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses, none of the Company or its subsidiaries, or, to the knowledge of the Company, none of the respective officers, directors, or agents of the Company or any subsidiary has violated or is in violation of any Prescribed Laws.

(w)                   The Company and its subsidiaries have implemented and maintain in effect policies and procedures reasonably designed to ensure compliance by the Company and its subsidiaries and their respective directors, officers, employees and agents with the Prescribed Laws.

(x)                     The Company and its subsidiaries and their respective officers and to the knowledge of the Company, upon reasonable inquiry, their directors, employees and agents, are in compliance with all Prescribed Laws in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in a violation of any Prescribed Laws. None of the Company and its subsidiaries or any of their respective directors, officers, employees or agents , is a Person that is, or is owned or controlled by Persons that are: (i) a Sanctioned Person, (ii) located, organized or resident in a Sanctioned Country, (iii) has been previously indicted for or convicted of any violation of any of the Prescribed Laws.

(y)                     Except as otherwise disclosed in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses, none of the Company and its subsidiaries, nor any of their respective directors, officers, employees or agents, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any person while knowing that all or some portion of the money or value will be offered, given or promised to anyone to improperly influence official action, to obtain or retain business or otherwise to secure any improper advantage.

(z)                      Neither the use the proceeds of the issuance and sale of the Common Shares by the Company nor any other transaction contemplated by this Agreement will violate any Prescribed Laws.

For purposes of the Agreement:

“Anti-Corruption Laws” shall mean all laws, rules, and regulations of any jurisdiction applicable to the Company and its subsidiaries concerning or relating to bribery or corruption including the US Foreign Corrupt Practices Act and the UK Bribery Act.

“Anti-Money Laundering Laws” shall mean any and all laws, judgments, orders, executive orders, decrees, ordinances, rules, regulations, statutes, case law or treaties including those that: (i) limit the use of and/or seek the forfeiture of proceeds from illegal transactions; (ii) prohibit transactions that are intended to conceal or disguise the nature, location, source, ownership, or control of the proceeds of unlawful activity; (iii) require identification and documentation of the parties with whom the Company or any subsidiary conducts business; or (iv) are designed to disrupt the flow of funds to terrorist organizations or other criminal organizations or parties. Such laws, judgments, orders, executive orders, decrees, ordinances, rules, regulations, statutes, case law or treaties shall be deemed to include financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act as amended by the USA PATRIOT Act of 2001, the Money Laundering Control Act of 1986 including the laws relating to prevention and detection of money laundering under 18 USC Section 1956 and 1957, and the Proceeds of Crime (Money Laundering) Act (Canada).

“Prescribed Laws” means, collectively, (a) the Anti-Money Laundering Laws, (b) Sanctions, (c) Anti-Corruption Laws and (d) all other legal requirements relating to money laundering, terrorism, bribery or corruption.

“Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of any comprehensive country Sanctions (at the time of the Closing Date, Cuba, Iran, North Korea, Syria and the Crimean region of the Ukraine).

“Sanctioned Person” shall mean, at any time, (a) any Person listed in any Sanctions related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, Office of Financial Sanctions Implementation, Her Majesty’s Treasury (“HMT”), Global Affairs Canada (“GAC”) or by the United Nations Security Council or the Counsel of the European Union (collectively “Sanctions Authority”), (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person or Persons.

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Sanctions Authority.

“Sanctions Authority” shall have the meaning assigned to such term in the definition of “Sanctioned Person”.

(aa)              Deloitte LLP, which expressed its opinion with respect to the financial statements (which term as used in this Agreement includes the related notes thereto) and supporting schedules included in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses, are independent public or certified public accountants within the meaning of the Rules of Professional Conduct/Code of Ethics (or similar rules), Regulation S-X under the Securities Act and the Exchange Act and applicable Canadian Securities Laws, and any non-audit services provided to the Company by Deloitte LLP have been approved by the audit committee of the board of directors of the Company.  There has not been a “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) with the former or present auditors of the Company and the auditors of the Company have not provided any material comments or recommendations to the Company regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Company.

(bb)              The financial statements of the Company and its subsidiaries and of the Target and its subsidiaries, together with the related schedules and notes, included in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses present fairly in all material respects the consolidated financial position of the entities to which they relate as of and at the dates indicated and the results of their operations and cash flows for the periods specified.  Such financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto.  The financial data set forth in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses under the captions “Summary—Summary Financial Information,” “Selected Historical Financial Information of Sky Betting & Gaming” and “Selected Historical Financial Information of The Stars Group” fairly present in all material respects the information set forth therein on a basis consistent in all material respects with that of the applicable financial statements contained in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses.  The pro forma condensed consolidated financial statements of the Company and its subsidiaries and the related notes thereto included under the caption “Summary—Summary Pro Forma Information” and elsewhere in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses present fairly in all material respects the information contained therein, have been prepared in accordance with the Commission’s applicable rules and guidelines and applicable Canadian Securities Laws with respect to pro forma financial statements and have been presented on the bases described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate in all material respects to give effect to the transaction and circumstances referred to therein.  The market-related forward looking statements included in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses are based on or derived from sources and assumptions that the Company believes to be reliable and accurate in all material respects and represent its good faith estimates that are made on the basis of information derived from such sources.

(cc)                The Company and its subsidiaries own or possess, or can acquire on reasonable terms, all patents, patent rights, licenses, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them in connection with the business now operated by them except as would not individually or in the aggregate have a Material Adverse Effect, and neither the Company nor any of its subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

(dd)              Except as described in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses, (i) the Company and its subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, provincial or foreign regulatory authorities necessary to conduct their respective businesses except as would not, individually or in the aggregate, have a Material Adverse Effect, and (ii) neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

(ee)                The Company and its subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to conducting the business of the Company and its subsidiaries as a whole, in each case free and clear of all liens, encumbrances and defect except such as are described in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries and except as would not, individually or in the aggregate, have a Material Adverse Effect; and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries, except, in each case, as would not, individually or in the aggregate have Material Adverse Effect.

(ff)                  Except for failures that would not, individually or in the aggregate, have a Material Adverse Effect, the Company and each of its subsidiaries have (i) timely filed all U.S. federal, state, local and non-U.S. tax returns required to be filed through the date of this Agreement or have validly requested extensions thereof,  (ii) paid all taxes required to be paid ((whether or not shown on a tax return, and including in its capacity as a withholding agent, except for such taxes, if any, as are currently being contested in good faith and for which reserves required by IFRS have been created in the financial statements of the Company), and (iii) no tax deficiency, assessment or other similar claim which has been determined adversely (nor does the Company nor any of its subsidiaries have any notice or knowledge of any tax deficiency, assessment or other similar claim which could reasonably be expected to be determined adversely to the Company or its subsidiaries.  The Company has made adequate charges, accruals and reserves in accordance with IFRS in the applicable financial statements referred to in Section 1(z) hereof in respect of all U.S. federal, state, local and non-U.S. taxes for all periods as to which the tax liability of the Company or any of its subsidiaries has not been finally determined.

(gg)                The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged; neither the Company nor any of its subsidiaries has been refused any insurance coverage sought or applied for; and neither the Company nor any of its subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(hh)              The Company and its subsidiaries maintain a system of accounting controls that is sufficient to provide reasonable assurances that:  (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ii)                      The Company has established and maintains disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-14 under the Exchange Act); the Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” within the meaning of such terms under National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings and is in compliance with the certification requirements thereof with respect to the Company’s annual and interim filings with the Canadian Securities Commissions; such disclosure controls and procedures are designed to ensure that material information relating to the Company and its subsidiaries is made known to the chief executive officer and chief financial officer of the Company by others within the Company or any of its subsidiaries, and such disclosure controls and procedures are reasonably effective to perform the functions for which they were established subject to the limitations of any such control system; the Company’s auditors and the audit committee of the board of directors of the Company have been advised of:  (i) any significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data; and (ii) any fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal controls; and since the date of the most recent evaluation of such disclosure controls and procedures, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(jj)                    Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company and its subsidiaries and any “employee benefit plan” (as defined under the Employee Retirement Income Security Act of 1974 (as amended, “ERISA,” which term, as used herein, includes the regulations and published interpretations thereunder) established or maintained by the Company, its subsidiaries or their ERISA Affiliates (as defined below) are in compliance in all respects with ERISA, (ii) no “reportable event” (as defined under ERISA) has occurred or is reasonably expected to occur with respect to any “employee benefit plan” established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates, (iii) no “employee benefit plan” established or maintained by the Company or its subsidiaries or any of their ERISA Affiliates, if such “employee benefit plan” were terminated, would have any “amount of unfunded benefit liabilities” (as defined under ERISA), (iv) neither the Company or its subsidiaries nor any of their ERISA Affiliates has incurred or reasonably expects to incur any liability under (A) Title IV of ERISA with respect to termination of, or withdrawal from, any “employee benefit plan” or (B) Sections 412, 4971, 4975 or 4980B of the Internal Revenue Code of 1986 (as amended, the “Code”, which term, as used herein, includes the regulations and published interpretations thereunder) or Section 4062(e) of ERISA and (v) each “employee benefit plan” established or maintained by the Company  or its subsidiaries or any of their ERISA Affiliates that is intended to be qualified under Section 401 of the Code is so qualified and nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification. “ERISA Affiliate” means, with respect to the Company or a subsidiary of the Company, any member of any group of organizations described in Code of which the Company or such subsidiary is a member.

(kk)              No material labor dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is threatened or imminent; and the Company is not aware of any existing, threatened or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers or contractors that could have a Material Adverse Effect.

(ll)                      The Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) operate and perform in all material respects as required in connection with the operation of the business of the Company and the subsidiaries as currently conducted.  The Company and its subsidiaries maintain commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”) processed and stored thereon, and to the knowledge of the Company, there have been no breaches, incidents, violations, outages, compromises or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same.  The Company and its subsidiaries are presently in compliance in all material respects with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification, except for any such noncompliance that would not reasonably be expected to have a Material Adverse Effect.

(mm)      No relationship, direct or indirect, exists between or among the Company or any affiliate of the Company, on the other hand, and any director, officer, member, stockholder, customer or supplier of the Company or any affiliate of the Company, on the other hand, which is required to be disclosed in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses pursuant to applicable securities laws. There are no outstanding loans, advances (except advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company or any affiliate of the Company to or for the benefit of any of the officers or directors of the Company or any affiliate of the Company or any of their respective family members.

(nn)              The Company has approved the Management Presentation. The Company filed the Management Presentation with the Canadian Securities Commissions on June 18, 2018 in compliance with the requirements of the Canadian Securities Laws. If any “comparables” (as defined in NI 41-101) and disclosure relating to such comparables has been redacted from the Management Presentation filed with the Canadian Securities Commissions in each of the Canadian Qualifying Jurisdictions, a complete template version thereof (containing the comparables and related disclosure) has been delivered to the Canadian Securities Commissions in each of the Canadian Qualifying Jurisdictions by the Company in compliance with Canadian Securities Laws.

(oo)              No stamp duty, registration, issuance, transfer or documentary taxes, duties or similar charges (“Transfer Taxes”) are payable under the federal laws of Canada or the laws of any province in connection with the issuance, sale and delivery to the Underwriters of the Shares or the authorization, execution, delivery and performance of this Agreement or the resale of Shares by an Underwriter.

(pp)              The Company expects not to be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, for our current taxable year ending December 31, 2018 or for any subsequent taxable year.

(qq)              The Company has not taken, directly or indirectly, any action designed to or that would constitute or that is intended to or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization, maintenance or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.

(rr)                    Except as disclosed in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of any Underwriter and (ii) does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to any affiliate of any Underwriter and (iii) is not otherwise a “connected issuer” or a “related issuer” (each as defined in National Instrument 33-105 — Underwriting Conflicts) of any Underwriter.

(ss)                  The Company will use the proceeds of the Offering as set out in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses.

(tt)                    The Company has a reasonable basis for disclosing all forward-looking information (as defined in NI 51-102) contained in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses.

(uu)              Except for the Acquisition disclosed in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses, no acquisition has been made by the Company since December 31, 2017 that is a “significant acquisition” for the purposes of Canadian Securities Laws and no proposed acquisition by the Company of a business or related businesses has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that, if completed by the Company, would be a “significant acquisition” for the purposes of applicable Canadian Securities Laws, in each case, that would require the prescribed disclosure in the Canadian Preliminary Prospectus or the Canadian Final Prospectus pursuant to Canadian Securities Laws.

2.                                      Representations and Warranties of the Selling Shareholders.  Each Selling Shareholder represents and warrants to and agrees with each of the Underwriters, on a several basis, that:

(a)                     This Agreement has been duly authorized, executed and delivered by or on behalf of such Selling Shareholder.

(b)                     Such Selling Shareholder has been duly incorporated, organized or formed and is validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation (to the extent the concept of good standing is applicable in the relevant jurisdiction), except to the extent that the failure to be in good standing would not have a material adverse effect on the business, property, operations or financial condition of such Selling Shareholder and its subsidiaries, taken as a whole.

(c)                      The execution and delivery by such Selling Shareholder of, and the performance by such Selling Shareholder of its obligations under, this Agreement will not contravene (i) any provision of applicable law, (ii) the certificate of incorporation or by-laws of such Selling Shareholder (if such Selling Shareholder is a corporation), in each case, as amended, (iii) any agreement or other instrument binding upon such Selling Shareholder or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over such Selling Shareholder, except for any contravention in the case of clauses (i), (iii), and (iv) as would not have a material adverse effect on the business, property, operations or financial condition of such Selling Shareholder and its subsidiaries, taken as a whole or that would have a material adverse effect on the power or ability of such Selling Shareholder to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus and the Prospectuses. No consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by such Selling Shareholder of its obligations under this Agreement, except such as may be required by the securities or Blue Sky laws of the various states or by Canadian Securities Laws in connection with the offer and sale of the Shares.

(d)                     Such Selling Shareholder on the Closing Date will have, valid title to, or a valid “security entitlement” within the meaning of Section 8-501 of the New York Uniform Commercial Code (the “UCC”) in respect of, the Shares to be sold by such Selling Shareholder free and clear of all security interests, claims, liens, equities or other encumbrances and the legal right and power, and all authorization and approval required by law, to enter into this Agreement and to sell, transfer and deliver the Shares to be sold by such Selling Shareholder or a security entitlement in respect of such Shares.

(e)                      Upon payment for the Shares to be sold by such Selling Shareholder pursuant to this Agreement, delivery of such Shares, as directed by the Underwriters, to Cede & Co. (“Cede”) or such other nominee as may be designated by the Depository Trust Company (“DTC”), registration of such Shares in the name of Cede or such other nominee and the crediting of such Shares on the books of DTC to securities accounts of the Underwriters (assuming that neither DTC nor any such Underwriter has notice of any adverse claim (within the meaning of Section 8-105 of the UCC) to such Shares), (A) DTC shall be a “protected purchaser” of such Shares within the meaning of Section 8-303 of the UCC, (B) under Section 8-501 of the UCC, the Underwriters will acquire a valid security entitlement in respect of such Shares and (C) no action based on any “adverse claim”, within the meaning of Section 8-102 of the UCC, to such Shares may be asserted against the Underwriters with respect to such security entitlement; for purposes of this representation, such Selling Shareholder may assume that when such payment, delivery and crediting occur, (x) such Shares will have been registered in the name of Cede or another nominee designated by DTC, in each case on the Company’s share registry in accordance with its certificate of incorporation, bylaws and applicable law, (y) DTC will be registered as a “clearing corporation” within the meaning of Section 8-102 of the UCC and (z) appropriate entries to the accounts of the several Underwriters on the records of DTC will have been made pursuant to the UCC.

(f)                       Such Selling Shareholder is not prompted by any information concerning the Company or its subsidiaries which is not set forth in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses to sell its Shares pursuant to this Agreement.

(g)                      (i) The Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Canadian Preliminary Prospectus and the Canadian Final Prospectus, as of the respective date of filing and any amendment or supplement thereto and at the Closing Date, did not and will not contain any untrue statement of a material fact or omitted or will omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; (iii) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iv) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (v) as of its date and as of the Closing date, the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Preliminary Prospectus and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute, full, true and plain disclosure of all material facts relating to the Shares, as applicable; provided that the representations and warranties set forth in this paragraph 2(g) are limited to statements or omissions made in reliance upon and in conformity with information relating to such Selling Shareholder furnished to the Company in writing by such Selling Shareholder expressly for use in the Registration Statement, roadshow, the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses or any amendments or supplements thereto, it being understood and agreed that the only information so furnished by such Selling Shareholder consists of the name of such Selling Shareholder, the number of offered Shares and other information with respect to such Selling Shareholder (excluding percentages) that appear in the table (and corresponding footnotes) under the caption “The Selling Shareholders” in the Prospectuses (the “Selling Shareholder Information”).

(h)                     Such Selling Shareholder will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A)                               to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)                               in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(i)                         None of such Selling Shareholder nor any of its subsidiaries will use, directly or indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

(j)                        No Transfer Taxes are payable under the federal laws of the United States, Luxembourg, Cayman Islands or Canada or any province (as applicable), in connection with the issuance, sale and delivery to the Underwriters of the Shares or the authorization, execution, delivery and performance of this Agreement or the resale of Shares by an Underwriter; provided, however, that under Luxembourg law, registration may be ordered and/or a registration tax or duty becomes payable if and at the time when any agreement will be exhibited in any court proceedings in Luxembourg or before any other official authority in Luxembourg.

(k)                     Such Selling Shareholder has the power to submit, and pursuant to Section 19(a) has, to the extent permitted by law, legally, validly, effectively and irrevocably submitted, to the jurisdiction of the Specified Courts (as defined in Section 19(a)), and has the power to designate, appoint and empower, and pursuant to Section 19(c), has legally, validly and effectively designated, appointed and empowered an agent for service of process in any suit or proceeding based on or arising under this Agreement in any of the Specified Courts.

(l)                         Such Selling Shareholder represents and warrants that it is not (i) an employee benefit plan subject to Title I of the Employee Retirement Income Security

Act of 1974, as amended (“ERISA”), (ii) a plan or account subject to Section 4975 of the Internal Revenue Code of 1986, as amended or (iii) an entity deemed to hold “plan assets” of any such plan or account under Section 3(42) of ERISA, 29 C.F.R. 2510.3-101, or otherwise.

(m)                 Except as disclosed in the Preliminary Prospectuses and the Prospectuses, such Selling Shareholder (i) does not have any material lending or other relationship with any bank or lending affiliate of any Underwriter and (ii) does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to any affiliate of any Underwriter and (iii) is not otherwise a “connected issuer” or a “related issuer” (each as defined in National Instrument 33-105 — Underwriting Conflicts) of any Underwriter.

(n)                     Such Selling Shareholder has not taken, directly or indirectly, any action designed to or that would constitute or that is intended to or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization, maintenance or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.

3.                                      Agreements to Sell and Purchase.  The Company and each Seller, severally and not jointly, hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company or such Seller, as the case may be, at $36.575 a share (the “Purchase Price”) the number of Firm Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the number of Firm Shares to be sold by the Company or such Seller, as the case may be, as the number of Firm Shares set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company and each Selling Shareholder severally agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly, up to 3,750,000 Additional Shares, consisting of an aggregate of 1,875,000 shares which are to be sold by the Company and an aggregate of 1,875,000 shares to be sold by the Selling Shareholder, at the Purchase Price, provided, however, that the amount paid by the Underwriters for any Additional Shares shall be reduced by an amount per share equal to any dividends declared by the Company and payable on the Firm Shares but not payable on such Additional Shares.  You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the date of this Agreement.  Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased.  Each purchase date must be at least two business days after the written notice is given and may not be earlier than the closing date for the Firm Shares nor later than ten business days after the date of such notice.  Additional Shares may be purchased as provided in Section 5 hereof solely for the purpose of covering sales of shares in excess of the number of the Firm Shares.  On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Shares.

The Company hereby agrees that, without the prior written consent of the Managers on behalf of the Underwriters, it will not, during the period ending 90 days after the date of the U.S. Final Prospectus (the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act or any other securities so owned convertible into or exercisable or exchangeable for Common Shares; or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or (3) submit or file any registration statement with the Commission or any prospectus with any Canadian Securities Commission relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares.

The restrictions contained in the preceding paragraph shall not apply to (a) the Shares to be sold hereunder, (b) the issuance by the Company of Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the Underwriters have been advised in writing, (c) Common Shares issued or options to purchase Common Shares or other securities granted pursuant to incentive plans of the Company referred to in the Time of Sale Prospectus and the Prospectus, (d) the filing by the Company of one or more registration statements with the Commission on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an incentive plan in effect on the date hereof and described in the Time of Sale Prospectus and the Prospectus, (e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or Canadian Securities Laws for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period, (f) the issuance of Common Shares by the Company in connection with the Acquisition and pursuant to the terms of the Acquisition Agreement, as described in the Time of Sale Prospectus, the Canadian Preliminary Prospectus and the Prospectuses (g) the issuance by the Company of Common Shares upon the exercise of any options held by a former consultant to the Company who granted GSO Capital Partners LP pursuant to an agreement, dated April 17, 2018, in connection with such former consultant’s relationship with GSO Capital Partners LP, the sole right to direct his exercise of interests and rights in 85,000 vested options to purchase Common Shares previously granted to such former consultant in connection with services provided to the Company and transfers of any Common Shares underlying such options; (h) the issuance of Common Shares upon the conversion of Preferred Shares in accordance with their terms or (i) the entry into an agreement providing for the issuance by the Company of Common Shares or any security convertible into or exercisable for Common Shares in connection with the acquisition by the Company or any of its subsidiaries of the securities, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by the Company in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement; provided that in the case of this exception, (x) the aggregate number of Common Shares that the Company may sell or issue or agree to sell or issue pursuant to this exception shall not exceed 10% of the total number of Common Shares issued and outstanding immediately following the completion of this Offering and (y) each transferee shall enter into a written agreement accepting the restrictions set forth in Exhibit A-1 hereto. In addition, each Selling Shareholder, agrees that, without the prior written consent of the Managers on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for, or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares.  Each Selling Shareholder consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of any Shares held by such Selling Shareholder except in compliance with the foregoing restrictions.

4.                                      Terms of Public Offering. The Company and Sellers are advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares as in your judgment is advisable.  The Company and Sellers are further advised by you that the Shares are to be offered to the public initially at $38.00 a share (the “Public Offering Price”) and to certain dealers selected by you at a price that represents a concession not in excess of $0.855 a share under the Public Offering Price.

5.                                      Payment and Delivery.  Payment for the Firm Shares to be sold by the Company and each Seller shall be made to such Seller in Federal or other funds immediately available in New York City against delivery of such Firm Shares for the respective accounts of the several Underwriters at 9:00 a.m., New York City time, on June 26, 2018.  The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares to be sold by the Company and each Selling Shareholder shall be made to such Selling Shareholder in Federal or other funds immediately available in New York City against delivery of such Additional Shares for the respective accounts of the several Underwriters at 9:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 3 or at such other time on the same or on such other date, in any event not later than August 3, 2018, as shall be designated in writing by you.

The Firm Shares and Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be.  The Firm Shares and Additional Shares shall be delivered to you on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any Transfer Taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.

6.                                      Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters to purchase and pay for the Shares on the Closing Date are subject to the following further conditions:

(a)                     Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:

(i)                                     there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act; and

(ii)                                  there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in each of the Time of Sale Prospectus and the Prospectuses that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus and the Prospectuses.

(b)                     The Underwriters shall have received on the Closing Date (x) a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect set forth in Section 6(a)(i) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date and (y) a certificate from or on behalf of each Selling Shareholder, each dated the Closing Date and signed by an officer, manager, general partner, director, attorney-in-fact or other duly authorized signatory of such Selling Shareholder, to the effect that the representations and warranties of such Selling Shareholder contained in this Agreement are true and correct as of the Closing Date and that such Selling Shareholder has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

The officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened.

(c)                      The Underwriters shall have received on the Closing Date (x) an opinion and negative assurance letter of Paul Weiss, Rifkind, Wharton & Garrison LLP, New York counsel for the Company to the effect set forth in Exhibit B-1 and (y) an opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Company to the effect set forth in Exhibit B-2, in each case dated the Closing Date.  Such opinions and letters shall be rendered to the Underwriters at the request of the Company and shall so state therein.

(d)                     The Underwriters shall have received on the Closing Date (v) an opinion of White & Case LLP, New York counsel for the Selling Shareholders, dated the Closing Date, in form and substance reasonably satisfactory to the Underwriters, (w) an opinion of Gowling WLG (Canada) LLP, Ontario counsel for the Selling Shareholders, dated the Closing Date, in form and substance reasonably satisfactory to the Underwriters, (x) an opinion of Richards, Layton & Finger, P.A., Delaware counsel for certain of the Selling Shareholders, dated the Closing Date, in form and substance reasonably satisfactory to the Underwriters, (y) an opinion of Walkers, Cayman Islands counsel for certain of the Selling Shareholders, dated the Closing Date, in form and substance reasonably satisfactory to the Underwriters and (z) an opinion of Kleyr Grasso, Luxembourg counsel for certain of the Selling Shareholders, dated the Closing Date, in form and substance reasonably satisfactory to the Underwriters.  Such opinions shall be rendered to the Underwriters at the request of such Selling Shareholders and shall so state therein.

(e)                      The Underwriters shall have received on the Closing Date (x) an opinion and negative assurance letter of Cahill Gordon & Reindel LLP, New York counsel for the Underwriters, dated the Closing Date, with respect to such matters as may be reasonably requested by the Underwriters and (y) an opinion of Davies Ward Phillips & Vineberg LLP, Canadian counsel for the Underwriters, dated the Closing Date, with respect to such matters as may be reasonably requested by the Underwriters.

(f)                       The Underwriters shall have received from Deloitte LLP, the independent registered public accounting firm for the Company and the Target, a “comfort letter” dated the date hereof addressed to the Underwriters, in form and substance satisfactory to the Managers, covering the financial information in the Time of Sale Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus and other customary matters such letter to be dated and delivered on the date hereof and on the date of the Canadian Final Prospectus.  In addition, on the Closing Date, the Underwriters shall have received from such accountants a “bring-down comfort letter” dated the Closing Date addressed to the Underwriters, in form and substance satisfactory to the Managers, in the form of the “comfort letter” delivered on the date hereof, except that (i) it shall cover the financial information in the Prospectuses and any amendment or supplement thereto and (ii) procedures shall be brought down to a date no more than three (3) days prior to the Closing Date.

(g)                      The Underwriters shall have received appropriate legal opinions of the Company’s Quebec counsel addressed to the Underwriters, dated and delivered on the date of the Canadian Final Prospectus, to the effect that, except for the financial statements of the Company and the Target (including the notes thereto and the auditors’ report thereon) included or incorporated by reference therein and certain other financial information contained or incorporated by reference in the Canadian Preliminary Prospectus and the Canadian Final Prospectus (collectively, the “Financial Information”), the French language version of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus (including the French language version of the documents incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof.

(h)                     The Underwriters shall have received appropriate translation opinions of Deloitte LLP, addressed to the Underwriters, dated and delivered on the date of the Canadian Final Prospectus, to the effect that the French language version of the Financial Information is in all material respects a complete and proper translation of the English language version thereof.

(i)                         The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date, of the chief financial officer of the Company, in form and substance satisfactory to the Managers.

(j)                        The “lock-up” agreements, each substantially in the form of Exhibit A-1 hereto, between you and each of the Selling Shareholders, and in the form of Exhibit A-2, between you and each of the officers and directors of the Company listed on Schedule IV hereto relating to sales and certain other dispositions of Common Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

(k)                     The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the accuracy of the representations and warranties of the Company and each Selling Shareholder as of the date hereof and the Option Closing Date and the delivery to you on the applicable Option Closing Date of the following:

(i)                                     Subsequent to the execution and delivery of this Agreement and prior to the Option Closing Date:

(A)                               there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act; and

(B)                               there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in each of the Time of Sale Prospectus and the Prospectuses that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus and the Prospectuses.

(ii)                                  (x) a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 6(b)(x) hereof remains true and correct as of such Option Closing Date and (y) a certificate from each Selling Shareholder, dated the Option Closing Date and signed by an executive officer of such Selling Shareholder, confirming that the certificate of such Selling Shareholder delivered on the Closing Date pursuant to Section 6(b)(y) hereof remains true and correct as of such Option Closing Date;

(iii)                               (x) an opinion and negative assurance letter of Paul Weiss, Rifkind, Wharton & Garrison LLP, New York counsel for the Company, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion and letter required by Section 6(c)(x) hereof and (y) an opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Company, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(c)(y) hereof;

(iv)                              (v) an opinion of White & Case LLP, New York counsel for the Selling Shareholders, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(d)(v) hereof, (w) an opinion of Gowling WLG (Canada) LLP, Ontario counsel for the Selling Shareholders, dated the Option Closing Date and otherwise to the same effect as the opinion required by Section 6(d)(w), (x) an opinion of Richards, Layton & Finger, P.A., Delaware counsel for certain of the Sellings Shareholders, dated the Option Closing Date and otherwise to the same effect as the opinion required by Section 6(d)(x), (y) an opinon of Walkers, Cayman Islands counsel for certain of the Selling Shareholders, dated the Option Closing Date and otherwise to the same effect as the opinion required by Section 6(d)(y) and (z) an opinion of Kleyr Grasso, Luxembourg counsel for certain of the Selling Shareholders, dated the Option Closing Date and otherwise to the same effect as the opinion required by Section 6(d)(z);

(v)                                 (x) an opinion and negative assurance letter of Cahill Gordon & Reindel LLP, New York counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(e)(x) hereof and (y) an opinion of Davies Ward Phillips & Vineberg LLP, Canadian counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 6(e)(y);

(vi)                              a letter dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from Deloitte LLP, independent public accountants, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 6(f) hereof; provided that the letter delivered on the Option Closing Date shall use a “cut-off date” not earlier than 3 days prior to such Option Closing Date;

(vii)                           a certificate of the chief financial officer of the Company, dated the Option Closing Date, substantially in the same form and substance as the certificate furnished to the Underwriters pursuant to Section 6(i) hereof; and

(viii)                        such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares.

7.                                      Covenants of the Company.  The Company covenants with each Underwriter as follows:

(a)                     To furnish to you upon request, without charge, four signed copies of the Registration Statement (including exhibits thereto) and for delivery to each other Underwriter a conformed copy of the Registration Statement (without exhibits thereto) and to furnish to you in New York City, without charge, prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 7(e) or 7(f) below, as many copies of the Time of Sale Prospectus, the Canadian Preliminary Prospectus, the Prospectuses, any documents incorporated therein by reference and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b)                     Before amending or supplementing the Registration Statement, the Time of Sale Prospectus, the Canadian Preliminary Prospectus or the Prospectuses, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object in a timely manner, and to file (i) the Canadian Final Prospectus with the Reviewing Authority and each of the other Canadian Securities Commissions in accordance with the Canadian Shelf Prospectus not later than the Reviewing Authority’s close of business on the business day following the execution and delivery of this Agreement and (ii) the U.S. Final Prospectus with the Commission within the applicable period specified in General Instruction II.L. of Form F-10 under the Securities Act.

(c)                      To furnish to you a copy of each proposed free writing prospectus and Marketing Material to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object.

(d)                     Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e)                      If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus or the Canadian Preliminary Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus or the Canadian Preliminary Prospectus conflicts with the information contained in the Registration Statement or the Canadian Base Prospectus then on file, or if, in the reasonable opinion of counsel for the Underwriters or the Company, it is necessary to amend or supplement the Time of Sale Prospectus or the Canadian Preliminary Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus or the Canadian Preliminary Prospectus so that the statements in the Time of Sale Prospectus and the Canadian Preliminary Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus or the Canadian Preliminary Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus and the Canadian Preliminary Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus and the Canadian Preliminary Prospectus, as amended or supplemented, will comply with applicable law.

(f)                       If, during such period after the first date of the public offering of the Shares as in the reasonable opinion of counsel for the Underwriters either of the Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading, or if, in the reasonable opinion of counsel for the Underwriters or the Company, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions in English and French and within the time limits required therein and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the

Company) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses as so amended or supplemented will not, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectuses, as amended or supplemented, will comply with applicable law; provided that the Company shall allow the Underwriters and their counsel to participate fully in the preparation of any such amendment or supplement and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in any such amendment or supplement, and the Underwriters shall have approved the form of any amendment or supplement, such approval not to be unreasonably withheld and to be provided in a timely manner.

(g)                      To use reasonable efforts to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you reasonably request, provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in any jurisdiction in which it is not otherwise so subject.

(h)                     To make generally available to the Company’s security holders and to you as soon as practicable an earnings statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(i)                         Prior to the completion of the distribution of the Shares, the Company will advise the Managers promptly, and confirm such advice in writing of the issuance by the Commission or any Canadian Securities Commission of any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus, the Time of Sale Prospectus or any Prospectus or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act or pursuant to Canadian Securities Laws.

(j)                        The Company will file the template version of any Marketing Materials (other than the Management Presentation which has already been filed) approved by the Company and the Managers in the manner contemplated by Canadian Securities Laws with the Canadian Securities Commissions not later than the day on which such Marketing Materials are first provided to a potential investor in the offering of Shares pursuant to this Agreement, as confirmed in writing by the Managers to the Company prior to the time of filing. Any comparables and all disclosure relating to such comparables shall be redacted (to the fullest extent permitted by Canadian Securities Laws) from the template version of any Marketing Materials filed with the Canadian Securities Commissions pursuant to this paragraph and, where applicable, a complete template version of such Marketing Materials (containing the comparables and related disclosure) shall be delivered to the applicable Canadian Securities Commissions by the Company in compliance with Canadian Securities Laws.

(k)                     All sums payable by the Company under this Agreement (including, for the avoidance of doubt, any underwriting discount treated as a fee or other amount subject to withholding) shall be paid free and clear of and without deductions or withholdings of any present or future taxes, duties, assessments, levies, imposts, or governmental fees or charges (“Taxes”) unless required by law, in which case the Company shall pay such additional amount as will result, after such withholding or deduction, in the receipt by each Underwriter of the full amount that would have been received had no deduction or withholding been made, except to the extent such Tax is imposed on or measured by net income (however denominated) and such Tax would not have been imposed (or would have been imposed but at a lower rate) but for any connection of an Underwriter with the jurisdiction of such taxing authority (other than a connection arising from the execution, delivery and performance of this Agreement or of any transaction contemplated by or pursuant to this Agreement and the receipt of payments under this Agreement or any such transaction) or such tax would not have been imposed (or would have been imposed but at a lower rate) but for any failure of an Underwriter to provide any applicable documentation permitting such payments to be made without (or at a reduced rate of) withholding that is reasonably requested by the Company and that it is legally eligible to provide.

(l)                         All sums payable to an Underwriter under this Agreement (including, for the avoidance of doubt, any underwriting discount treated as a fee or other amount subject to tax) shall be exclusive of any value added or similar taxes (“VAT”).  Where VAT is imposed on any amount payable hereunder by the Company to an Underwriter, the Company shall, in addition to the sum payable hereunder, pay an additional amount equal to any such VAT.

8.                                      Covenants of the Sellers.  Each Seller, severally and not jointly, covenants with each Underwriter as follows:

(a)                     Such Seller will deliver to each Underwriter (or its agent), prior to or at the Closing Date, a properly completed and executed Internal Revenue Service (“IRS”) Form W-9 (certifying that such Seller is exempt from U.S. federal backup withholding) or an applicable IRS Form W-8 (certifying such Seller’s non-U.S. status), as appropriate, together with all required attachments to such form.

(b)                     Each Seller will deliver to each Underwriter (or its agent), on the date of execution of this Agreement, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and each Seller undertakes to provide such additional supporting documentation as each Underwriter may reasonably request in connection with the verification of the foregoing Certification.

(c)                      All sums payable by a Selling Shareholder under this Agreement (including, for the avoidance of doubt, any underwriting discount treated as a fee or other amount subject to withholding) shall be paid free and clear of and without deductions or withholdings of any present or future Taxes, unless required by law, in which case such Selling Shareholder shall pay such additional amount as will result, after such withholding or deduction, in the receipt by each Underwriter of the full amount that would have been received had no deduction or withholding been made, except to the extent such Tax is imposed on or measured by net income (however denominated) and such Tax would not have been imposed (or would have been imposed but at a lower rate) but for any connection of an Underwriter with the jurisdiction of such taxing authority (other than a connection arising from the execution, delivery and performance of this Agreement or of any transaction contemplated by or pursuant to this Agreement and the receipt of payments under this Agreement or any such transaction) or such tax would not have been imposed (or would have been imposed but at a lower rate) but for any failure of an Underwriter to provide any applicable documentation permitting such payments to be made without (or at a reduced rate of) withholding that is reasonably requested by the Selling Shareholder and that it is legally eligible to provide.

(d)                     No Seller will take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Shares.

(e)                      All sums payable to an Underwriter shall be considered exclusive of any VAT.  Where a Selling Shareholder is obliged to pay VAT on any amount payable hereunder to an Underwriter, such Selling Shareholder shall in addition to the sum payable hereunder pay an amount equal to any applicable VAT.

9.                                      Expenses.  Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all expenses incident to the performance of the Company or the Sellers’ obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s counsel, the Company’s accountants and counsel for the Selling Shareholders in connection with the registration and delivery of the Shares under the Securities Act and Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, any Marketing Materials and amendments and supplements to any of the foregoing, including all translation and printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters and the resale by the Underwriters to the initial investors, including any Transfer Taxes payable thereon, (iii)  all expenses in connection with the qualification of the Shares for offer and sale under state securities laws as provided in Section 7(g) hereof, including filing fees and the reasonably incurred and documented fees and disbursements of counsel for the Underwriters in connection with such qualification, (iv) all filing fees and the reasonably incurred and documented fees and disbursements of counsel to the Underwriters, not to exceed $15,000 incurred in connection with the review and qualification of the offering of the Shares by the Financial Industry Regulatory Authority, (v) all costs and expenses incident to listing the Shares on the TSX and NASDAQ, (vi) the cost of printing certificates representing the Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior written approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and 50% of the cost of any aircraft chartered in connection with the road show, (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Company or the Sellers hereunder for which provision is not otherwise made in this Section.  In connection with clause (ii) of the preceding sentence, the Underwriters agree to pay New York State stock transfer tax, and the Company agrees to reimburse the Underwriters for associated carrying costs if such tax payment is not rebated on the day of payment and for any portion of such tax payment not rebated.  It is understood, however, that except as provided in this Section, Section 11 entitled “Indemnity and Contribution” and the last paragraph of Section 13 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, and any advertising expenses connected with any offers they may make, as well as 50% of the cost of any aircraft chartered in connection with any road show.

The provisions of this Section shall not supersede or otherwise affect any agreement that the Company and/or the Sellers may otherwise have for the allocation of such expenses among themselves.

10.                               Covenants of the Underwriters.  Each Underwriter severally covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) under the Securities Act a free writing prospectus or to file any Marketing Materials under Canadian Securities Laws prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter.  Each of the Underwriters covenants and agrees with the Company that any offers or sales of the Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters or broker dealers, in all cases, duly registered in compliance with applicable Canadian Securities Laws.  For the avoidance of doubt, Deutsche Bank Securities Inc., Blackstone Advisory Partners L.P., Union Gaming Securities LLC or Investec Securities (US) LLC are not acting as underwriters of the Shares in any province or territory of Canada and no action on their part in their capacity as underwriters of the offering of Shares in the United States will create any impression or support any conclusion that they are acting as underwriters of the Shares in any province or territory of Canada.

11.                               Indemnity and Contribution.  (a) The Company agrees to indemnify and hold harmless each Underwriter, each of their respective directors and officers, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the Preliminary Prospectuses, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Marketing Materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any “road show” as defined in Rule 433(h) under the Securities Act (a “road show”), or the Prospectuses or any amendment or supplement thereto, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are arising out of or based upon any such untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein.

(b)                     Each Selling Shareholder agrees, severally and not jointly, to indemnify and hold harmless each Underwriter, each of their respective directors and officers, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the Preliminary Prospectuses, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Marketing Materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show or the Prospectuses or any amendment or supplement thereto, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to such Selling Shareholder furnished in writing by or on behalf of such Selling Shareholder expressly for use in the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, any issuer free writing prospectus, Marketing Materials, road show or the Prospectuses or any amendment or supplement thereto, it being understood that the only information furnished by the Selling Shareholders consists of the Selling Shareholder Information.  The liability of each Selling Shareholder under the indemnity agreement contained in this paragraph shall be limited to an amount equal to the aggregate Public Offering Price (less underwriting discounts and commissions) of the Shares sold by such Selling Shareholder under this Agreement.

(c)                      Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, each Selling Shareholder, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company or any Selling Shareholder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the Preliminary Prospectuses, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any Marketing Materials, any road show, or the Prospectuses or any amendment or supplement thereto, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, any issuer free writing prospectus, Marketing Materials, road show or the Prospectuses or any amendment or supplement thereto, it being understood and agreed upon that the only such information furnished by any Underwriter consists of the following information in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses: the names of the Underwriters on the cover page and the first paragraph under the caption “Plan of Distribution”, the last sentence of the fourth paragraph under the caption “Plan of Distribution” and the fifteenth and sixteenth paragraphs under the caption “Plan of Distribution” in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses.

(d)                     In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 11(a), 11(b) or 11(c), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonably incurred and documented fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel; (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them; (iii) the indemnifying party has failed within a reasonable time after notice as provided for in this Section 11(d) to retain counsel reasonably satisfactory to the indemnified party; or (iv) the indemnified party shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the indemnifying party.  It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters, their respective directors and officers, and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act, (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either such Section and (iii) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Selling Shareholders and all persons, if any, who control any Selling Shareholder within the meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred.  In the case of any such separate firm for the Underwriters, their respective officers and directors, and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Managers.  In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company.  In the case of any such separate firm for the Selling Shareholders and such control persons of any Selling Shareholders, such firm shall be designated in writing by such Selling Shareholder.  The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless (x) such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (y) such settlement does not include any statement or admission of fault.

(e)                      To the extent the indemnification provided for in Section 11(a), 11(b) or 11(c) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 11(e)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 11(e)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Company and the Sellers on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Company and each Seller and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the U.S. Final Prospectus, bear to the aggregate Public Offering Price of the Shares.  The relative fault of the Company and the Sellers on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Sellers or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Underwriters’ respective obligations to contribute pursuant to this Section 11 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint.  The liability of each Selling Shareholder under the contribution agreement contained in this paragraph shall be limited to an amount equal to the aggregate Public Offering Price (less underwriting discounts and commissions) of the Shares sold by such Selling Shareholder under this Agreement.

(f)                       The Company, the Sellers and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 11 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 11(e).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 11(e) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 11, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The remedies provided for in this Section 11 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(g)                      The indemnity and contribution provisions contained in this Section 11 and the representations, warranties and other statements of the Company and the Selling Shareholders contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any director or officer of any

Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter, any Selling Shareholder or any person controlling any Selling Shareholder, or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

(h)                     The provisions contained in this Section 11 shall not affect any agreement among the Company and/or the Selling Shareholders with respect to indemnification or contribution, including, but not limited to, the indemnity set forth in the Registration Rights Agreement dated as of August 1, 2014 among the Company and the holders party thereto.

12.                               Termination.  The Underwriters may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the NASDAQ or the TSX, (ii) trading of any securities of the Company shall have been suspended on the NASDAQ or the TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal, New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

13.                               Effectiveness; Defaulting Underwriters.  This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule II bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 13 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter.  If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and arrangements satisfactory to you, the Company and the Selling Shareholders for the purchase of such Firm Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter, the Company or the Selling Shareholders.  In any such case either you, the Company or the relevant Sellers shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected.  If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default.  Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters because of any failure or refusal on the part of the Company or any Seller to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company or any Seller shall be unable to perform its obligations under this Agreement, the Company or such non-complying or non-performing Seller or Sellers, as the case may be, will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the reasonably incurred fees and disbursements of their counsel) reasonably incurred and documented by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

14.                               Entire Agreement.  (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Shares, represents the entire agreement between the Company and the Selling Shareholders, on the one hand, and the Underwriters, on the other, with respect to the preparation of the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Shares.

(b)                     Each of the Company and each Selling Shareholder acknowledges that in connection with the offering of the Shares: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company, any Selling Shareholder or any other person, (ii) the Underwriters owe the Company and each Selling Shareholder only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company and the Selling Shareholders.  The Company and each Selling Shareholder waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.

15.                               Counterparts.  This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

16.                               Applicable Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

17.                               Headings.  The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

18.                               Notices.  All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of Morgan Stanley & Co. LLC, 1585 Broadway, New York, New York 10036, Attention: Equity Syndicate Desk, with a copy to the Legal Department; if to the Company shall be delivered, mailed or sent to if to the Company shall be delivered, mailed or sent to Marlon Goldstein, Chief Legal Officer, South Tower, Suite 3205, Toronto, Ontario, Canada M5J 2J3 and if to the Selling Shareholders shall be delivered, mailed or sent to the address listed on Schedule I hereto underneath such Selling Shareholder’s name.

19.                               Submission to Jurisdiction; Appointment of Agents for Service.  (a) The Company and each of the Selling Shareholders irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York (the “Specified Courts”) over any suit, action or proceeding arising out of or relating to this Agreement, the Time of Sale Prospectus, the Canadian Preliminary Prospectus, the Prospectuses, the Registration Statement or the offering of the Shares (each, a “Related Proceeding”).  The Company and each of the Selling Shareholders irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any Related Proceeding brought in such a court and any claim that any such Related Proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company and each of the Selling Shareholders has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company and each of the Selling Shareholders irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(b)                                 The Company hereby irrevocably appoints CT Corporation System as its agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon it at the office of such agent.  The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto.  The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

(c)                                  Each of the Selling Shareholders herby irrevocably appoints GSO Capital Partners LP, with offices at 345 Park Avenue, New York, NY 10154 as its agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon it at the office of such agent.  Each of the Selling Shareholders waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto.  Each of the Selling Shareholders represents and warrants that such agent has agreed to act as the Selling Shareholders’ agent for service of process, and Each of the Selling Shareholders agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

20.                               Judgment Currency.  If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given.  The obligation of the Company or any Selling Shareholder with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company and each of the Selling Shareholders agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss.  If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company or the relevant Selling Shareholder(s), as applicable, an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

21.                               The Company and the Selling Shareholders acknowledge and agree that: (i) notwithstanding the terms of the notice of participation dated June 13, 2018 delivered by the Selling Shareholders to the Company, the number of Firm Shares and the number of Additional Shares to be sold by the Selling Shareholders as set out in this Agreement constitute the number of shares requested by the Selling Shareholders to be included in the offering contemplated by this Agreement pursuant to, and for purposes of, section 3.1 of the Registration Rights Agreement dated as of August 1, 2014 among the Company and the holders party thereto, and (ii) the Company and the Selling Shareholders waive the notice periods required by section 3.1 of such Registration Rights Agreement in respect of such request.

Very truly yours,

THE STARS GROUP INC.

By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

GSO COF II FACILITY (LUXEMBOURG) S.À R.L.

By:	/s/ Stefano Ciccarello
Name:	Stefano Ciccarello
Title:	Manager A

By:	/s/ Elliot Eisenberger
Name:	Elliot Eisenberger
Title:	Manager B

GSO CAPITAL SOLUTIONS FUND II (LUXEMBOURG) S.À R.L.

By:	/s/ Stefano Ciccarello
Name:	Stefano Ciccarello
Title:	Manager A

By:	/s/ Elliot Eisenberger
Name:	Elliot Eisenberger
Title:	Manager B

GSO AIGUILLE DES GRANDS MONTETS FUND I LP

By: GSO Capital Partners LP, its Attorney-in-Fact

By:	/s/ Thomas Iannarone
Name:	Thomas Iannarone
Title:	Authorized Signatory

GSO AIGUILLE DES GRANDS MONTETS FUND II LP

By: GSO Capital Partners LP, its Attorney-in-Fact

By:	/s/ Thomas Iannarone
Name:	Thomas Iannarone
Title:	Authorized Signatory

GSO AIGUILLE DES GRANDS MONTETS FUND III LP

By: GSO Capital Partners LP, its Attorney-in-Fact

By:	/s/ Thomas Iannarone
Name:	Thomas Iannarone
Title:	Authorized Signatory

GSO CHURCHILL PARTNERS LP by its general partner GP GSO Churchill Associates LLC

By: GSO Capital Partners LP, its Investment Advisor

By:	/s/ Thomas Iannarone
Name:	Thomas Iannarone
Title:	Authorized Signatory

GSO COASTLINE CREDIT PARTNERS (CAYMAN) L.P. by its general partner GSO Coastline Credit Associates LLC

By: GSO Capital Partners LP, its Investment Manager

By:	/s/ Thomas Iannarone
Name:	Thomas Iannarone
Title:	Authorized Signatory

GSO CREDIT-A PARTNERS (CAYMAN) L.P. by its general partner GSO Credit-A-Associates LLC

By: GSO Capital Partners LP, its Investment Manager

By:	/s/ Thomas Iannarone
Name:	Thomas Iannarone
Title:	Authorized Signatory

2

GSO OASIS CREDIT PARTNERS (CAYMAN) LP by its general partner GSO Oasis Credit Associates LLC

By: GSO Capital Partners LP, its Investment Manager

By:	/s/ Thomas Iannarone
Name:	Thomas Iannarone
Title:	Authorized Signatory

GSO PALMETTO OPPORTUNISTIC INVESTMENT PARTNERS (CAYMAN) L.P. by its general partner GSO Palmetto Opportunistic Associates LLC

By: GSO Capital Partners LP, its Investment Manager

By:	/s/ Thomas Iannarone
Name:	Thomas Iannarone
Title:	Authorized Signatory

STEAMBOAT CREDIT OPPORTUNITIES MASTER FUND LP by its general partner Steamboat Credit Opportunities GP LLC

By: GSO Capital Partners LP, its Investment Manager

By:	/s/ Thomas Iannarone
Name:	Thomas Iannarone
Title:	Authorized Signatory

3

GSO SPECIAL SITUATIONS MASTER FUND LP
by its general partner GSO Associates LLC

By: GSO Capital Partners LP, its Investment Advisor

		By:	/s/ Thomas Iannarone
		Name:	Thomas Iannarone
		Title:	Authorized Signatory

GSO CACTUS CREDIT OPPORTUNITIES FUND (CAYMAN) LP
by its general partner GSO Cactus Credit Opportunities Associates LLC

By: GSO Capital Partners LP, its Investment Manager

		By:	/s/ Thomas Iannarone
		Name:	Thomas Iannarone
		Title:	Authorized Signatory

Accepted as of the date hereof

Morgan Stanley & Co. LLC J.P.
Morgan Securities LLC
Deutsche Bank Securities Inc.

Acting severally on behalf of themselves and the several Underwriters named in Schedule II hereto

By:	Morgan Stanley & Co. LLC

By:	/s/ Jon Sierant
Name:	Jon Sierant
Title:	Executive Director

4

By:	J.P. Morgan Securities LLC

By:	/s/ Karin Fronczke
	Name:	Karin Fronczke
	Title:	Managing Director

By:	Deutsche Bank Securities Inc.

By:	/s/ Jeremy Fox
	Name:	Jeremy Fox
	Title:	Managing Director

By:	/s/ Ben Darsney
	Name:	Ben Darsney
	Title:	Director

5

SCHEDULE I

Selling Shareholder	Number of Firm Shares To Be Sold	Number of Additional Shares To Be Sold
GSO COF II Facility (Luxembourg) S.à r.l. c/o GSO Capital Partners LP 345 Park Avenue New York, NY 10154	2,400,000	562,500
GSO Capital Solutions Fund II (Luxembourg) S.à r.l. c/o GSO Capital Partners LP 345 Park Avenue New York, NY 10154	2,800,000	656,250
GSO Aiguille des Grands Montets Fund I LP c/o GSO Capital Partners LP 345 Park Avenue New York, NY 10154	118,699	27,820
GSO Aiguille des Grands Montets Fund II LP c/o GSO Capital Partners LP 345 Park Avenue New York, NY 10154	72,534	17,000
GSO Aiguille des Grands Montets Fund III LP c/o GSO Capital Partners LP 345 Park Avenue New York, NY 10154	72,534	17,000
GSO Churchill Partners LP c/o GSO Capital Partners LP 345 Park Avenue New York, NY 10154	88,397	20,719
GSO Coastline Credit Partners (Cayman) L.P. c/o GSO Capital Partners LP 345 Park Avenue New York, NY 10154	60,148	14,097
GSO Credit-A Partners (Cayman) L.P. c/o GSO Capital Partners LP 345 Park Avenue New York, NY 10154	330,943	77,565

I-1

GSO Oasis Credit Partners (Cayman) LP c/o GSO Capital Partners LP 345 Park Avenue New York, NY 10154	270,083	63,300
GSO Palmetto Opportunistic Investment Partners (Cayman) L.P. c/o GSO Capital Partners LP 345 Park Avenue New York, NY 10154	233,650	54,761
Steamboat Credit Opportunities Master Fund LP c/o GSO Capital Partners LP 345 Park Avenue New York, NY 10154	15,261	3,577
GSO Special Situations Master Fund LP c/o GSO Capital Partners LP 345 Park Avenue New York, NY 10154	1,335,914	313,105
GSO Cactus Credit Opportunities Fund (Cayman) LP c/o GSO Capital Partners LP 345 Park Avenue New York, NY 10154	201,837	47,306
Total:	8,000,000	1,875,000

2

SCHEDULE II

Underwriter	Number of Firm Shares To Be Purchased
Morgan Stanley & Co. LLC and Morgan Stanley Canada Limited	5,555,556
J.P. Morgan Securities LLC and J.P. Morgan Securities Canada Inc.	5,555,556
Deutsche Bank Securities Inc.	4,166,667
Goldman Sachs & Co. LLC and Goldman Sachs Canada Inc.	3,333,333
Barclays Capital Inc. and Barclays Capital Canada Inc.	2,222,222
BMO Nesbitt Burns Inc.	833,333
Macquarie Capital (USA) Inc. and Macquarie Capital Markets Canada Ltd.	833,333
Blackstone Advisory Partners L.P.	972,222
Cormark Securities (USA) Limited and Cormark Securities Inc.	555,556
Canaccord Genuity LLC and Canaccord Genuity Corp.	555,556
Union Gaming Securities LLC	208,333
Investec Securities (US) LLC	208,333
Total:	25,000,000

II-1

SCHEDULE III

Time of Sale Prospectus

1.                                      U.S. Preliminary Prospectus issued June 18, 2018

2.                                      Pricing term sheet, dated June 21, 2018

III-1

SCHEDULE IV

The following persons shall execute a lock-up agreement in the form set forth on Exhibit A-2 hereto:

1.              Divyesh Gadhia

2.              Rafael Ashkenazi

3.              Brian Kyle

4.              David Lazzarato

5.              Alfred F. Hurley, Jr.

6.              Harlan Goodson

7.              Mary Turner

8.              Marlon D. Goldstein

9.              Jerry Bowskill

10.       Robin Chhabra

11.       Guy Nigel Templer

IV-1

EXHIBIT A-1

FORM OF LOCK-UP LETTER

June 21, 2018

Morgan Stanley & Co. LLC

J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

c/o       Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. LLC, (“Morgan Stanley”), J.P. Morgan Securities LLC (“J.P. Morgan”) and Deutsche Bank Securities Inc. (together with Morgan Stanley and J.P. Morgan, the “Managers”) proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with The Stars Group Inc., a corporation governed under the Business Corporations Act (Ontario) (the “Company”), and certain shareholders of the Company (the “Selling Shareholders”) named in Schedule I to the Underwriting Agreement providing for the public offering (the “Public Offering”) by the several Underwriters, including the Managers (the “Underwriters”), of 25,000,000 common shares of the Company (the “Common Shares”), of which 17,000,000 Common Shares are to be issued and sold by the Company and 8,000,000 Common Shares are to be sold by the Selling Shareholders.

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Managers on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the U.S. Final Prospectus (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to:

(a) transactions relating to Common Shares or other securities acquired in open market transactions after the completion of the Public Offering; provided that no filing

1

under any of the securities laws (including rules, regulations, policy statements or other such instruments or rulings) of each of the provinces and territories of Canada (collectively, the “Canadian Securities Laws”) or otherwise shall be required or shall be voluntarily made during the Restricted Period in connection with any such subsequent sales of Common Shares or other securities acquired in such open market transactions;

(b) (i) the exercise of stock options or other similar awards granted pursuant to the Company’s equity incentive plans or (ii) the vesting or settlement of awards granted pursuant to the Company’s equity incentive plans (including the delivery and receipt of Common Shares, other awards or any securities convertible into or exercisable or exchangeable for Common Shares in connection with such vesting or settlement), provided that the foregoing restrictions shall apply to any of the undersigned’s Common Shares or any security convertible into or exchangeable for Common Shares issued or received upon such exercise, vesting or settlement;

(c) transfers of Common Shares or any security convertible into or exercisable or exchangeable for Common Shares:

(i) as a bona fide gift, including as a result of estate or intestate succession, or pursuant to a will or other testamentary document;

(ii) if the undersigned is a natural person, to a member of the immediate family of the undersigned (for purposes of this agreement, “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption no more remote than first cousin, and shall include any former spouse);

(iii) if the undersigned is a natural person, to any trust or other like entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned;

(iv) if the undersigned is a natural person, to a corporation, partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity;

(v) if the undersigned is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of the undersigned or any affiliate as defined in Rule 405 promulgated under the Securities Act of 1933, as amended (an “Affiliate”), wholly-owned subsidiary, limited partner, member, stockholder or holder of similar equity interests of the undersigned; or

(vi) if the undersigned is a corporation, partnership, limited liability company or other entity, to any Affiliate, wholly-owned

2

subsidiary, partner, member, stockholder or holder of similar equity interests of the undersigned or to any investment fund or other entity that controls or is controlled by or is under common control with, the undersigned, or that is managed by, or is under common management with, the undersigned;

(d) the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Common Shares, provided that (i) such plan or modification does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment or modification of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period;

(e) the transfer of Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares from the undersigned to the Company (or the purchase and cancellation of same by the Company) upon a vesting event of the Company’s securities or upon the exercise of options to purchase Common Shares by the undersigned, in each case on a “cashless” or “net exercise” basis, or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise; provided that any public filing or public announcement required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described in this clause (e);

(f) the transfer of Common Shares or any security convertible into or exercisable or exchangeable for Common Shares pursuant to a bona fide third party tender offer, take-over bid, merger, amalgamation, consolidation or other similar transaction made to all holders of the Common Shares involving a Change of Control of the Company, provided that in the event that the tender offer, take-over bid, merger, amalgamation, consolidation or other such transaction is not completed, the Common Shares owned by the undersigned shall remain subject to the restrictions contained in this agreement;

(g) any transfer of Common Shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that any public filing or public announcement required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described in this clause (g);

(h) any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares subject to a lien for financing purposes or that are pledged or loaned pursuant to bona fide securities lending transactions;

3

(i) the issuance by the Company of Common Shares upon the exercise of any options held by a former consultant to the Company who granted GSO Capital Partners LP pursuant to an agreement, dated April 17, 2018, in connection with such former consultant’s relationship with GSO Capital Partners LP, the sole right to direct his exercise of interests and rights in 85,000 vested options to purchase Common Shares previously granted to such form consultant in connection with services provided to the Company and transfers of any Common Shares underlying such options;

(j) the issuance of Common Shares upon the conversion of Preferred Shares in accordance with their terms; or

(k) the sale of Shares pursuant to the Underwriting Agreement;

provided that in the case of any transfer or distribution pursuant to clause (c), each donee, distributee or transferee shall concurrently with such transfer or distribution sign and deliver a lock-up letter substantially in the form of this letter. For purposes of clause (f) of this paragraph, “Change of Control” shall mean the transfer (whether by tender offer, take-over bid, merger, consolidation or other similar transaction), after the closing of the Public Offering, to a person or group of affiliated persons, of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold shares having more than 50% of the voting power of all outstanding voting shares of the Company (or the surviving entity).

In addition, except as set forth in this agreement, the undersigned agrees that, without the prior written consent of the Managers, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration or qualification for distribution of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Common Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering.  The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns. This agreement shall automatically terminate, and the undersigned will, in each case, be released from its obligations under this agreement, upon the earliest to occur, if any, of (a) prior to the execution of the Underwriting Agreement, the date that the Company advises the Managers, in writing, that it does not intend to proceed with the Public Offering, or (b) the date of termination of the Underwriting Agreement (if executed) if prior to the closing of the Public Offering.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to

4

an Underwriting Agreement, the terms of which are subject to negotiation between the Company, the Selling Shareholders and the Underwriters.

This agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

Very truly yours,

(Name)

(Address)

5

EXHIBIT A-2

FORM OF LOCK-UP LETTER

June 21, 2018

Morgan Stanley & Co. LLC

J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

c/o       Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. LLC, (“Morgan Stanley”), J.P. Morgan Securities LLC (“J.P. Morgan”) and Deutsche Bank Securities Inc. (together with Morgan Stanley and J.P. Morgan, the “Managers”) proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with The Stars Group Inc., a corporation governed under the Business Corporations Act (Ontario) (the “Company”), and certain shareholders of the Company (the “Selling Shareholders”) named in Schedule I to the Underwriting Agreement providing for the public offering (the “Public Offering”) by the several Underwriters, including the Managers (the “Underwriters”), of 25,000,000 common shares of the Company (the “Common Shares”), of which 17,000,000 Common Shares are to be issued and sold by the Company and 8,000,000 Common Shares are to be sold by the Selling Shareholders.

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Managers on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the U.S. Final Prospectus (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to:

(a) transactions relating to Common Shares or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing under any of the securities laws (including rules, regulations, policy statements or other such instruments or rulings) of each of the provinces and territories of Canada (collectively, “Canadian Securities Laws”) or otherwise shall be required or shall be voluntarily made during the Restricted Period in connection with any such subsequent sales of Common Shares or other securities acquired in such open market transactions;

(b) (i) the exercise of stock options or other similar awards granted pursuant to the Company’s equity incentive plans or (ii) the vesting or settlement of awards granted pursuant to the Company’s equity incentive plans (including the delivery and receipt of Common Shares, other awards or any securities convertible into or exercisable or exchangeable for Common Shares in connection with such vesting or settlement), provided that the foregoing restrictions [shall apply to any of the undersigned’s Common Shares or any security convertible into or exchangeable for Common Shares issued or received upon such exercise, vesting or settlement]1 [shall apply only to any of the undersigned’s Common Shares, or any security convertible into or exchangeable for Common Shares, issued or received upon such exercise, vesting or settlement in excess of [275,000] [200,000] Common Shares or such securities]2;

(c) transfers of Common Shares or any security convertible into or exercisable or exchangeable for Common Shares:

(i) as a bona fide gift, including as a result of estate or intestate succession, or pursuant to a will or other testamentary document;

(ii) if the undersigned is a natural person, to a member of the immediate family of the undersigned (for purposes of this agreement, “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption no more remote than first cousin, and shall include any former spouse);

(iii) if the undersigned is a natural person, to any trust or other like entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned;

(iv) if the undersigned is a natural person, to a corporation, partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity;

1 Note: Insert for TSG officers/directors other than Rafael Ashkenazi and Guy Nigel Templer.

2 Note: Insert for Rafaeal Ashkenazi lock up (275,000 Common Share carve-out). Insert for Guy Nigel Templer lock up (200,000 Common Share carve-out).

(v) if the undersigned is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of the undersigned or any affiliate as defined in Rule 405 promulgated under the Securities Act of 1933, as amended (an “Affiliate”), wholly-owned subsidiary, limited partner, member or stockholder of the undersigned; or

(vi) if the undersigned is a corporation, partnership, limited liability company or other entity, to any Affiliate, wholly-owned subsidiary, limited partner, member or stockholder of the undersigned or to any investment fund or other entity controlled or managed by the undersigned;

(d) the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Common Shares, provided that (i) such plan or modification does not provide for the transfer of Common Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment or modification of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period;

(e) the sale of Common Shares by officers or directors of the Company or their affiliates pursuant to an automatic share disposition plan established pursuant to Canadian Securities Laws in effect as of the date of the Underwriting Agreement, provided that the total number of Common Shares sold pursuant such plans shall not exceed 200,000 during the Restricted Period;

(f) the transfer of Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares from the undersigned to the Company (or the purchase and cancellation of same by the Company) upon a vesting event of the Company’s securities or upon the exercise of options to purchase Common Shares by the undersigned, in each case on a “cashless” or “net exercise” basis, or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise; provided that any public filing or public announcement required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described in this clause (f);

(g) the transfer of Common Shares or any security convertible into or exercisable or exchangeable for Common Shares pursuant to a bona fide third party tender offer, take-over bid, merger, amalgamation, consolidation or other similar transaction made to all holders of the Common Shares involving a Change of Control of the Company, provided that in the event that the tender offer, take-over bid, merger, amalgamation, consolidation or other such transaction is not completed, the Common Shares owned by the undersigned shall remain subject to the restrictions contained in this agreement; or

(h) any transfer of Common Shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that any public filing or public announcement required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described in this clause (h);

provided that in the case of any transfer or distribution pursuant to clause (c), each donee, distributee or transferee shall concurrently with such transfer or distribution sign and deliver a lock-up letter substantially in the form of this letter. For purposes of clause (g) of this paragraph, “Change of Control” shall mean the transfer (whether by tender offer, take-over bid, merger, consolidation or other similar transaction), after the closing of the Public Offering, to a person or group of affiliated persons, of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold shares having more than 50% of the voting power of all outstanding voting shares of the Company (or the surviving entity).

In addition, except as set forth in this agreement, the undersigned agrees that, without the prior written consent of the Managers, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration or qualification for distribution of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Common Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering.  The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns. This agreement shall automatically terminate, and the undersigned will, in each case, be released from its obligations under this agreement, upon the earliest to occur, if any, of (a) prior to the execution of the Underwriting Agreement, the date that the Company advises the Managers, in writing, that it does not intend to proceed with the Public Offering, or (b) the date of termination of the Underwriting Agreement (if executed) if prior to the closing of the Public Offering.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company, the Selling Shareholders and the Underwriters.

Very truly yours,

(Name)

(Address)

EXHIBIT B-1

FORM OF OPINION AND NEGATIVE ASSURANCE LETTER OF
PAUL WEISS, RIFKIND, WHARTON & GARRISON LLP

1)                                           The Registration Statement and the U.S. Final Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, as to which we express no opinion. We have assumed for purposes of this paragraph, (i) the compliance of the Canadian Final Prospectus with the requirements of Ontario securities laws, as interpreted and applied by the Ontario Securities Commission and (ii) that the exhibits to the Registration Statement and the documents incorporated by reference in the U.S. Final Prospectus include all reports or information that in accordance with the requirements of Ontario securities laws, as interpreted and applied by the Ontario Securities Commission, must be made publicly available in connection with the offering of the Shares.

2)                                           The issuance and sale of the Shares by the Company, the execution and delivery by the Company of the Underwriting Agreement and the performance by the Company of its obligations thereunder will not (i) breach or result in a default under any agreement, indenture or instrument listed on Schedule I to this letter, or (ii) violate those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in our experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement. For purposes of this letter, the term “Applicable Law” does not include federal securities laws or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Company, the Shares, the Underwriting Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Underwriting Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate. With respect to clause (i) above, we express no opinion with respect to any provision of any agreement, indenture or instrument listed on Schedule I to the extent that an opinion with respect to such provision would require making any financial, accounting or mathematical calculation or determination, and in the case of clauses (i) and (ii) above, where the breach, default or violation could not reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole.

3.                                            No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the issuance and sale of the Shares by the Company and the sale of the Shares by the Selling Shareholder, the execution and delivery by the Company of the Underwriting Agreement and the performance by the Company of its obligations thereunder. For purposes of this letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or United States of America.

4)                                           The Company is not and, after giving effect to the offering and sale of the Shares and the application of their proceeds as described in the U.S. Final Prospectus under the heading “Use of Proceeds,” will not be required to be registered as, an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

In the course of acting as United States counsel to the Company in connection with the offering of the Shares, we have participated in conferences and telephone conversations with your representatives, including your United States and Canadian counsel, officers and other representatives of the Company, officers and other representatives of Cyan Blue Topco Limited (“Cyan Blue”), the independent registered public accountants for the Company and the independent registered public accountants for Cyan Blue during which conferences and conversations the contents of the Registration Statement, the Pricing Disclosure Package and the U.S. Final Prospectus and related matters were discussed. Based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Company), our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we hereby advise you that our work in connection with this matter did not disclose any information that caused us to believe that (i) at the Applicable Time, the Registration Statement (except for the financial statements and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) as of the Applicable Time, the Pricing Disclosure Package (except for the financial statements and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) at the time the U.S. Final Prospectus was issued, or at the date hereof, the U.S. Final Prospectus (except for the financial statements and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

EXHIBIT B-2

FORM OF OPINION OF OSLER, HOSKIN & HARCOURT LLP

1)             The Company is a corporation existing under the Business Corporations Act (Ontario).1

2)             The Company has the corporate power and capacity necessary to own or lease its properties and carry on its business as described in the Canadian Final Prospectus and the U.S. Final Prospectus, in each case including the documents incorporated by reference therein, and to execute, deliver and perform its obligations under the Underwriting Agreement.

3)             The authorized capital of the Company consists of an unlimited number of common shares (the “Common Shares”) and an unlimited number of preferred shares.

4)             The Underwriting Agreement, and the performance of the Company’s obligations thereunder, has been duly authorized by all necessary corporate action on the part of the Company.

5)             To the extent that the laws of the Province of Ontario and the federal laws of Canada applicable therein (“Applicable Law”) apply, the Underwriting Agreement has been duly executed and delivered by the Company.

6)             The execution and delivery by the Company of the Underwriting Agreement and the performance by the Company of its obligations thereunder will not contravene:

(a)                                 any provision of Applicable Law;

(b)                                 the articles or by-laws of the Company;

(c)                                  the registration rights agreement dated as of August 1, 2014 among the Company and the Selling Shareholders; or

(d)                                 the registration rights agreement dated as of August 1, 2014 among the Company and the holders party thereto other than the Selling Shareholders.

7)             The Company is a “reporting issuer”, or its equivalent, in each of the Canadian Qualifying Jurisdictions and it is not listed as in default of any requirement of Canadian Securities Laws.

8)             All necessary documents have been filed, all necessary proceedings have been taken and all necessary legal requirements have been fulfilled by or under the laws of the Canadian Qualifying Jurisdictions to qualify the Shares for sale to the public in each of such Canadian Qualifying Jurisdictions through persons or companies registered in the appropriate category of registration under the

1                                           Note to draft:  Capitalized terms used but not defined herein have the meanings given to such terms in the Underwriting Agreement.

applicable laws of such Canadian Qualifying Jurisdictions who have complied with the relevant provisions of such laws.

9)             The statements as to matters of the federal laws of Canada set out in the Canadian Final Prospectus and the U.S. Final Prospectus under the heading “Certain Canadian Federal Income Tax Considerations” are accurate in all material respects, subject to the limitations and qualifications stated or referred to in such prospectuses.

10)      The statements in the Time of Sale Prospectus and the Prospectuses under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

11)      No withholding tax imposed under Applicable Law will be payable in respect of the payment or crediting of the commissions contemplated by the Underwriting Agreement by the Company to an Underwriter that is not a resident of Canada for the purposes of the Income Tax Act (Canada), provided that the Underwriter deals at arm’s length with the Company (as such term is understood for purposes of the Income Tax Act (Canada)), and that such commissions are payable in respect of services rendered by the Underwriter wholly outside of Canada that are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee.

12)      No goods and services tax imposed under the federal laws of Canada or provincial sales taxes under the laws of the Province of Ontario will be payable by the Company or collectable by an Underwriter in respect of the payment of commissions as contemplated by the Underwriting Agreement to an Underwriter that is not a resident of Canada, provided that such commissions are in respect of services performed by the Underwriter wholly outside of Canada or the resale of Shares by an Underwriter to U.S. residents.

13)      No stamp duty, documentary taxes or similar taxes are payable by the Company under Applicable Law in connection with the sale and delivery of the Shares pursuant to the Underwriting Agreement by the Underwriters or the resale of Shares by an Underwriter to U.S. residents.

14)      Each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus (excluding the financial statements and other financial or statistical data contained or incorporated by reference therein or omitted therefrom) complies as to form in all material respects with the requirements of Canadian Securities Laws.

15)      Insofar as matters of Applicable Law are concerned, (a) the Canadian Offering Documents, (b) the Registration Statement, (c) the filing of the Canadian Offering Documents with the Canadian Securities Commissions, and (d) the filing of the Registration Statement with the SEC have been duly authorized by all necessary corporate action on the part of the Company; and each of the short form base shelf prospectus of the Company dated December 1, 2017, the Canadian Base Prospectus and the Registration Statement has been duly executed pursuant to such authorization by and on behalf of the Company.

16)      The TSX has accepted notice of the issuance of the Treasury Shares and has conditionally approved the listing of the Treasury Shares, subject only to the fulfillment of the conditions set forth in the conditional approval letter of the TSX dated •.

17)      The issuance of the Treasury Shares has been duly authorized by the Company and, upon receipt by the Company of consideration therefor in accordance with the terms of the Underwriting Agreement, the Shares will be validly issued, fully-paid and non-assessable Common Shares.

18)      Computershare Investor Services Inc., at its principal office in the City of Montreal, has been appointed as the registrar and transfer agent for the Common Shares.

19)      The statements under the headings “Enforceability of Certain Civil Liabilities” in the Canadian Final Prospectus and the U.S. Final Prospectus and under the heading “Part II — Information Not Required to be Delivered to Offerees — Indemnification” in the Registration Statement, insofar as such statements constitute a summary of the legal matters or documents described therein, fairly summarize such legal matters and documents in all material respects.

20)      The attributes of the Shares conform, in all material respects, with the description thereof contained under the heading “Description of Share Capital” in the Canadian Final Prospectus and the U.S. Final Prospectus.

21)      All laws of the Province of Québec relating to the use of the French language (and, in particular, the Charter of the French language (R.S.Q., c. C-11), but other than those relating to verbal communications, as to which we express no opinion), will have been complied with in connection with the offer and sale of the Shares to purchasers in the Province of Québec, if such purchasers have received copies of the Canadian Preliminary Prospectus and the Canadian Final Prospectus in the French language only, or in both the French language and the English language, and forms of order and confirmation relating to the sale of the Shares in the French language only or in both the French language and the English language.

22)      In any proceeding in a court of competent jurisdiction in the Province of Ontario (an  “Ontario Court”) for the enforcement of the Underwriting Agreement, an Ontario Court would apply the laws of the State of New York (“New York Law”) in accordance with the parties’ choice of New York Law as the governing law of the Underwriting Agreement, to all issues which under Applicable Law are to be determined in accordance with the chosen law of the contract, provided that:

(a)                     the parties’ choice of New York Law in the Underwriting Agreement is bona fide and legal and there is no reason for avoiding the choice on the grounds of Ontario public policy, as such term is interpreted under Applicable Law (“Public Policy”); and

(b)                     in any such proceeding and notwithstanding the parties’ choice of New York Law in the Underwriting Agreement, an Ontario Court:

(i)                                     will not take judicial notice of the provisions of New York Law but will only apply such provisions if they are pleaded and proven by expert testimony;

(ii)                                  will not apply any New York Law, and will apply Applicable Law, to matters which would be characterized under Applicable Law as procedural;

(iii)                               will apply provisions of Applicable Law that have overriding effect;

(iv)                              will not apply any New York Law if such application would be characterized under Applicable Law as the direct or indirect (v) enforcement of a foreign revenue, expropriatory, penal or other public law or if its application would be contrary to Public Policy; and

(v)                                 will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed.

23)      An Ontario Court would give a judgment based upon a final and conclusive in personam judgment (a “New York Judgment”) of a U.S. federal or New York State court located in the City and County of New York, Borough of Manhattan (a “New York Court”) for a sum certain, obtained against the Corporation with respect to a claim arising out of the Underwriting Agreement without reconsideration of the merits:

(a)         provided that:

(i)             an action to enforce the New York Judgment must be commenced in an Ontario Court within any applicable limitation period;

(ii)          an Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal (or the time limited for appeals has not expired) or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment;

(iii)       an Ontario Court will render judgment only in Canadian dollars; and

(iv)      an action in an Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency, reorganization, arrangement, winding-up, moratorium and other similar laws of general application affecting creditors’ rights generally, including fraudulent preference and conveyance; and

(b)         subject to the following defences:

(i)             the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(ii)          the New York Judgment is for a claim which under Applicable Law would be characterized as based on a foreign revenue, expropriatory, penal or other public law;

(iii)       the New York Judgment is contrary to Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition

Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; or

(iv)      the New York Judgment has been satisfied or is void or voidable under New York Law.